July 22, 2022

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Erin Donahue; Geoffrey Kruczek

100 F Steet, N.E.

Washington, D.C. 20549

Re:	AURI INC Request for Qualification to Registration Statement on Form 1-A Filed July 21, 2022 File No. 024-11830

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Auri, Inc. (the "Registrant") hereby requests immediate withdrawal of its letter of request for qualification of the offering statement on Form 1-A, which was filed with the Securities and Exchange Commission (the "Commission") on July 21, 2022.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Form 1-A and the corporate actions disclosed therein have not been effectuated.

The Registrant believes that withdrawal of the request for qualification is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the request for qualification will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

AURI, INC.

By:/s/ Edward Vakser

Edward Vakser, Chairman and CEO

AURI, Inc.

1712 Pioneer Ave., Suite 101, Cheyenne, WY 82001